Exhibit G - Proposed Form of Notice


Trans-Elect, Inc., et al.  (70-        )

     Trans-Elect, Inc. ("Trans-Elect"), Illinois Electric Transmission Company, LLC ("IETC") and, Michigan Electric Transmission Company, LLC ("METC," and together with Trans-Elect and IETC, "Applicants"), all located at 1850 Centennial Park Drive, Suite 480, Reston, VA 20191, have filed an application/declaration seeking all approvals necessary under the Public Utility Holding Company Act of 1935 (the "Act") for IETC to acquire the transmission facilities and related non-utility assets of Illinois Power Company ("Illinois Power"). Upon acquiring the Illinois Power assets ("Acquisition"), Trans-Elect will become a registered holding company. The Applicants also request certain authorizations relating to financing and affiliate transactions following Trans-Elect's registration with the Commission. Trans-Elect is this country's only independent, for-profit electric transmission company. Applicants state that Trans-Elect's business has been strongly supported by the Federal Energy Regulatory Commission.

     Trans-Elect is a Michigan corporation and an exempt public utility holding company under Section 3(a)(1) of the Act and rule 2 under the Act. Its principal business is the acquisition and ownership of electric transmission assets, and it is the first independent transmission company in the United States. Trans-Elect's only public utility company subsidiary at this time is METC. METC is an electric transmission company providing transmission service on an open access basis wholly within the State of Michigan. It does not own generation or distribution assets and has no affiliations with any generating or distribution utility.

     IETC will acquire the transmission lines and related facilities currently owned by Illinois Power, all of which are located in Illinois. IETC will use these facilities to provide services for bulk transmission of power to sub-transmission systems and distribution systems, which in turn will deliver energy to retail customers.

     The Acquisition will be accomplished pursuant to an Asset Purchase Agreement dated as of October 7, 2002, as amended as of December 12, 2002, by and among IETC, Trans-Elect, and Illinois Power (the "Purchase Agreement"). IETC agreed in the Purchase Agreement to purchase all of Illinois Power's transmission facilities and related assets, and Trans-Elect agreed to guarantee IETC's purchase obligations. Trans-Elect will hold its interest in IETC through intermediate holding companies. This corporate structure will permit passive, third-party investments in IETC necessary to support the Acquisition. Those investments will constitute the bulk of the equity interests in IETC.

     Pursuant to the Purchase Agreement, Illinois Power will sell and transfer its interests in FERC-jurisdictional transmission assets and related tariffs, contracts, books and records to IETC. The purchase price for these assets will be $239,000,000, subject to certain adjustments as set forth in the Purchase Agreement. Trans-Elect has fully and unconditionally guaranteed each of the representations, warranties, covenants, obligations, and undertakings of IETC under the Purchase Agreement, subject to an aggregate liability not to exceed $5 million. The remaining investment in this company will come from financial institutions that will hold purely passive investments.

     IETC is a Delaware limited liability company that was created on July 31, 2002. IETC will own and operate the transmission assets acquired from Illinois Power. Trans-Elect will own all of IETC's voting securities indirectly through two levels of holding companies. Trans-Elect's wholly-owned subsidiary, Trans-Elect Illinois, LLC, a Delaware limited liability company ("TEI"), will be the sole general partner of Illinois Transco Holdings, LP ("ITH"), a Delaware limited partnership, and will manage that company's business. ITH will be the sole member of IETC. Because they are formed under the laws of Delaware, each of TEI and ITH will become a registered holding company under the Act following completion of the Acquisition.

     Trans-Elect owns all of METC's voting securities through two intermediate holding companies. The first of these is Trans-Elect's wholly-owned subsidiary, Trans-Elect Michigan, LLC ("TEM"), a Michigan limited liability company and a
Section 3(a)(1) holding company pursuant to rule 2 under the Act and the sole general partner of Michigan Transco Holdings, Limited Partnership ("MTH"), a Michigan limited partnership. MTH is a Section 3(a)(1) holding company pursuant to rule 2 and wholly owns METC. MTH's sole limited partner is an indirect wholly-owned subsidiary of General Electric Capital Corporation. At the time the Acquisition takes place, both TEM and MTH will be reformed under the laws of the State of Delaware. As a result, both companies will register with the Commission under Section 5 of the Act.